March 22, 2005
Mr. Clarence M. McAninch, President
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, PA  15017

RE:	Universal Stainless & Alloy Products, Inc.
      12/31/04 Form 10-K  		File No. 000-25032

Dear Mr. McAninch:

		We have reviewed the financial statements and Management`s
Discussion and Analysis in your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule II - Valuation and Qualifying Accounts, p. 18

1. In a supplemental letter, and in future filings in your critical accounting policiy disclosure, please explain why your inventory reserve as a percentage of inventory, decreased from December 31, 2003 to December 31, 2004. This decrease in your coverage ratio is not consistent with the increasing trend of inventory write-offs.

Results of Operations, p. 8

2. Your quarterly financial data reflects 4th quarter sales increases in both 2003 and in 2004. However your 4th quarter earnings each year does not show similar improvement. In future filings, please disclose the reasons for the adverse 4th quarter results. See also the guidance in paragraphs 30-32 of APB 28.

Revenue Recognition, p. 15

3. You disclose that revenue is also sometimes recognized when products available for shipment are held at the Company`s facility beyond the stated shipment date. In a supplemental letter and in future filings, please provide the percentage of your total net sales that are recognized in this manner. In addition, please disclose the
SAB 101/104 criteria that supports your accounting related to bill and hold revenue.

Code of Ethics

4. In future filings, provide disclosure for the adoption of a code of ethics that applies to your principal executive officer and principal financial officer or explain why you have not adopted a code of ethics. Refer to Regulation S-K, Item 406. In addition, include the code of ethics as exhibit 14. Refer to Regulation S-K,
Item 601.

		Please file your supplemental response on EDGAR within
10
business days, or tell us by then when you will provide us with a response. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions to Ryan Rohn, Staff Accountant, at (202)
824-
5525 or, to Al Pavot, Staff Accountant at (202) 942-1764, or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant

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Mr. Clarence M. McAninch
March 22, 2005
Page 2 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE